Exhibit 99.6

Director’s Acceptance Letter

To:	Prime Skyline Limited	(the “Company”)
430 Tagore Industrial Avenue
Sindo Industrial estate
Singapore 787810

Attention:	The Secretary

Date:	18 March 2022

I hereby accept and agree to my appointment or election as a director of the Company.

I designate the following telephone and facsimile numbers and e-mail address for service of notice of all directors’ meetings. Notice by telephone or facsimile to either of the said numbers or electronic mail to the stated e-mail address will constitute good and sufficient notice to myself and I agree to advise you of any change in these particulars:

Tel:	+65 9753 7753
Fax:
E-mail address:	Sinna@myGooRoo.io

I hereby authorise you to enter my name and address in the Register of Directors and Officers of the Company as follows:

Name:	Sinnakaruppan S/O C Ramasamy

Address:	125 Whitley Road
#03-15 Villa des Flores
Singapore 297820

Yours faithfully,

Sinnakaruppan S/O C Ramasamy